UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-9733

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cash America International, Inc.

1600 W. 7th Street

Fort Worth, TX 76102

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the

Cash America International, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cash America International, Inc. 401(k) Savings Plan as of December 31, 2010 and 2009 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cash America International, Inc. 401(k) Savings Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas

June 23, 2011

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
ASSETS

Participant-directed investments, at fair value	$54,743,017	$44,714,583
Notes receivable from participants	3,594,107	3,054,096
Non-interest bearing cash	43,664	65,175

Net assets available for benefits, at fair value	58,380,788	47,833,854
Adjustment from fair value to contract value for fully benefit-responsive investments held by a collective trust	(88,992)	—

NET ASSETS AVAILABLE FOR BENEFITS	$58,291,796	$47,833,854

The accompanying notes are an integral part of these financial statements.

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2010	2009
Additions to net assets attributed to:
Investment income	$1,061,349	$915,616
Net appreciation in fair value of investments	4,107,081	7,422,375

Total investment gain	5,168,430	8,337,991
Contributions:
Company (including $290,804 of in-kind stock and mutual fund contributions in 2009)	2,760,336	2,905,541
Participants (including $901,654 of in-kind stock and mutual fund contributions in 2009)	7,279,169	7,350,370
Rollovers	666,064	192,457

Total contributions	10,705,569	10,448,368
Interest income on notes receivable from participants	201,781	185,482

Net additions	16,075,780	18,971,841

Deductions from net assets attributed to:
Participant withdrawals	5,264,517	6,671,756
Administrative expenses	353,321	330,227

Total deductions	5,617,838	7,001,983

Net increase	10,457,942	11,969,858
Net assets available for benefits at beginning of year	47,833,854	35,863,996

Net assets available for benefits at end of year	$58,291,796	$47,833,854

The accompanying notes are an integral part of these financial statements.

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan and Summary of Significant Accounting Policies

The following brief description of the Cash America International, Inc. 401(k) Savings Plan (the “Plan”) is provided as general information only. The Plan is sponsored by Cash America International, Inc. (the “Company”). Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

Effective October 1, 2010, the Plan changed its recordkeeper from Milliman, Inc. to Diversified Investment Advisors, Inc. (“DIA”) and changed its trustee from Schwab Trust Company (“Schwab”) to State Street Bank and Trust Company (“State Street”).

General

The Plan is a contributory plan. Permanent employees of the Company and its United States subsidiaries are eligible to participate in the Plan on the first day of the month following 30 days of employment. Temporary employees are eligible to participate in the Plan on the first day of the month following one year of employment. Employee contributions to the Plan are voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”).

Contributions

Participants may contribute a percentage of their annual compensation (up to 75%) to the Plan on a pre-tax basis, subject to Internal Revenue Code, as amended (the “Code”) limitations, which are adjusted each year to take into account any cost of living increase provided for the year. Unless they elect otherwise, employees are automatically enrolled in the Plan and contribute 3% of their compensation. Contributions designated by the participant are withheld by the employer and remitted directly to State Street.

Company matching contributions are allocated among a participant’s account in the same percentage to which the employee directs his or her contributions. The Company matches 50% of a participant’s contribution up to 5% of compensation. Participant and Company matching contributions are made in cash. In certain instances, prior to 2010, matching contributions by the Company were made in mutual funds and common stock of the Company, par value $0.10 per share (“Company Stock”).

In addition, rollover contributions from other qualified plans can be added to the Plan by eligible participants.

Participant Accounts

Each participant’s account is credited with his or her contributions and allocations of (a) the Company’s matching contributions and (b) earnings attributable to each employee’s investments in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

In connection with the change in recordkeeper during 2010, certain changes were made to the investment options available to participants. Currently, a participant may direct contributions in any combination of the ten investment options available under the Plan, including eight mutual funds, a collective trust fund, and a fund that invests in Company Stock.

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The allocation of a participant’s and the Company’s matching contributions among investment funds is determined by the participant and may be changed at any time. If a participant does not make an investment election, all contributions are invested in the Oakmark Equity & Income I Mutual Fund. These investment options are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Vesting

Participants are always 100% vested in their voluntary contributions as well as any actual earnings thereon. Vesting in the remainder of their accounts is based on the number of years of service as follows:

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between investment funds and notes receivable from participants. Loan terms range from one to five years.

The loans are collateralized by the balance in the participant’s account and bear interest at 1% above the prime rate as published in the Wall Street Journal on the first business day of the month in which the loan is funded. Interest rates ranged from 4.25% to 9.25% for loans outstanding at December 31, 2010. Principal and interest are paid ratably through monthly payroll deductions. A loan origination fee of $75 is assessed to the borrowing participant by the Plan upon funding of the loan. A loan becomes payable in full upon the participant’s termination of employment. Loans that are not repaid as payments are due are considered defaulted. If a default is not cured by the end of the subsequent quarter, the defaulted loan is recorded as a deemed distribution, which is a taxable event for the participant.

Notes receivable from participants are valued at the outstanding principal balance plus accrued but unpaid interest.

Payment of Benefits

The vested portion of a participant’s account becomes available upon termination of employment, retirement, total and permanent disability, death, or upon reaching the age of 59-1/2. Hardship withdrawals are permitted if the participant meets the eligibility requirements. Except in the case of required minimum distributions payable to terminated participants who have attained age 70-1/2, all distributions from participant accounts must be paid as a lump sum, either to the participant, to a beneficiary (in the event of death of a participant), or to an individual retirement account or another qualified retirement account. If no action is taken by the participant following their termination of

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

employment, the plan administrator (a) distributes the funds to the participant if the vested account balance is less than $1,000, (b) automatically rolls over the vested balance to an individual retirement account held by a plan administrator-designated third party if the account balance is greater than $1,000 but less than $5,000, or (c) retains the funds in the Plan until the participant requests a distribution or begins taking required minimum distributions if the account balance exceeds $5,000.

Forfeitures

Forfeitures represent unvested portions of terminated participants’ accounts attributable to the Company’s matching contributions and have been used to reduce the Company’s cash payments of matching contributions and partially offset recordkeeping, trustee, and other administrative expenses of the Plan. Forfeitures for 2010 and 2009 were $392,472 and $461,066, respectively. Unallocated nonvested forfeitures of $41,316 and $268,868 were available at December 31, 2010 and 2009, respectively, to offset future administrative expenses.

Basis of Accounting

The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Income Recognition

The Plan presents, in the statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009, the net appreciation in fair value of investments, which consists of the realized gains or losses and the unrealized appreciation on investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Withdrawals

Participant withdrawals are recorded when paid for financial statement purposes. For Form 5500 reporting purposes, participant withdrawals are recorded when processed and approved for payment.

Plan Administration

Expenses related to the Plan are borne by three sources: (1) forfeitures, (2) the Company, and (3) participants (including loan origination fees that are charged directly to the borrowing participant’s account). Amounts paid by the Company are not reflected in the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting periods and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

Fully Benefit-Responsive Collective Trust

Fully benefit-responsive collective trust investments held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to direct or indirect investments in fully benefit-responsive collective trust investments because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The collective trust fund offered by the Plan following its change in recordkeeper in 2010 (the “Stable Pooled Fund” or “SPF”) invests in fully benefit-responsive investments through its investment in the

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Wells Fargo Stable Return Fund G (the “WFSRF”), a collective trust fund sponsored by Wells Fargo Bank, N.A. that invests in stable value investment vehicles such as guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts issued by highly rated financial institutions and corporations as well as obligations of the U.S. Government or its agencies. The statement of net assets available for benefits as of December 31, 2010 presents the fair value of the SPF as well as the adjustment of the SPF from fair value to contract value of the underlying investments. The net investment in the SPF is reflected in the statement of changes in net assets available for benefits for the year ended December 31, 2010 on a contract value basis.

Reclassifications

Certain 2009 amounts have been reclassified to conform to the 2010 presentation.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“ASU 2011-04”), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. Disclosures required by this update include: (a) information about transfers between Level 1 and Level 2 of the fair value hierarchy, (b) information about the sensitivity of a fair value measurement categorized within Level 3 of the fair value hierarchy to changes in unobservable inputs and any interrelationships between those unobservable inputs, and (c) the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value of such items is required to be disclosed. ASU 2011-04 is effective for the Company prospectively for interim and annual periods beginning after December 15, 2011. The Company is currently evaluating the impact, if any, that the pending adoption of this standard will have on its financial position or results of operations.

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”), which provides guidance on how loans to participants should be classified and measured by defined contribution plans. This amendment requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and are measured at their principal balance plus any accrued but unpaid interest. The standard update is effective for periods ending after December 15, 2010 and requires retrospective application for all periods presented. The Plan has reflected this guidance in its December 31, 2010 statements of net assets available for benefits and has reclassified participant loans of $3,054,096 as of December 31, 2009 from investments to notes receivable. There was no overall impact to the Plan’s net assets as of December 31, 2010 or 2009 as a result of adopting ASU 2010-25, and the statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009 were not affected by the adoption of ASU 2010-25.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”), which expanded the required disclosures about fair value measurements. In particular, this update requires (a) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (b) information about purchases, sales, issuances, and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (c) fair value measurement disclosures for each class of assets and liabilities, and (d) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

measurements that fall in either Level 2 or Level 3. ASU 2010-06 is effective for reporting periods beginning after December 15, 2009 except for (b) above which is effective for fiscal years beginning after December 15, 2010. The adoption of the portion of ASU 2010-06 required for fiscal 2010 did not have a material effect on the Plan’s statements of net assets available for benefits, statements of changes in net assets available for benefits or related disclosures. Likewise, the adoption of (b) above in fiscal 2011 is not expected to have a material effect on the Plan’s statements of net assets available for benefits, statements of changes in net assets available for benefits or related disclosures.

2.	Fair Value Measurements

In accordance with Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), the Plan’s investments, which are carried at fair value, are classified in one of the following three categories:

•	Level 1: Quoted market prices in active markets for identical assets.

•	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

•	Level 3: Unobservable inputs that are not corroborated by market data.

ASC 820 requires a description of the methodologies used to measure the fair value of assets and liabilities. These methodologies were consistently applied to all assets carried as of December 31, 2010 and 2009. The methodology used to measure each class of investments is described below.

•	Equity mutual funds were valued based on quoted market prices of the underlying assets provided by Schwab and State Street and were classified within Level 1 of the valuation hierarchy.

•	Fixed income mutual funds were valued based on the following:

•

The Schwab Retirement Money Mutual Fund, which was included in the Plan investments prior to the change in recordkeeper in 2010, was valued based upon the investment returns of the underlying securities within the fund; this mutual fund was classified within Level 2 of the valuation hierarchy as this fund had observable, market-based inputs for its underlying investments, but it was not quoted in active markets.

•

The PIMCO Total Return Admin Mutual Fund, which was included in the Plan investments after the change in recordkeeper in 2010, and the PIMCO Total Return Institutional Shares Mutual Fund, which was included in the Plan investments prior to the change in recordkeeper in 2010, were valued based upon quoted market prices of the underlying assets provided by State Street and Schwab, respectively; these mutual funds were classified within Level 1 of the valuation hierarchy.

•

The SPF was valued based on the underlying daily value reported by the WFSRF. The WFSRF was valued based upon the investment returns of the underlying securities within the fund; the SPF was classified within Level 2 of the valuation hierarchy as the fund had observable, market-based inputs for its underlying investments, but it was not quoted in active markets.

•

Company Stock was valued at the market value of the underlying stock based upon the closing price of the stock on its primary exchange multiplied by the number of shares held as of the measurement date and is classified within Level 1 of the valuation hierarchy.

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables present the fair value of the Plan’s investments as of December 31, 2010 and 2009, respectively, by type of asset and by the ASC 820 valuation hierarchy described above. The Plan had no assets classified as Level 3 at December 31, 2010 or 2009.

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total as of December 31, 2010

Equity mutual funds:
Large-cap	$29,702,749	$—	$29,702,749
Mid-cap	3,681,520	—	3,681,520
Small-cap	2,876,733	—	2,876,733
Fixed income mutual funds	7,736,138	—	7,736,138
Collective trust fund – SPF	—	4,141,476	4,141,476
Company Stock	6,604,401	—	6,604,401

Total investments at fair value	$50,601,541	$4,141,476	$54,743,017

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total as of December 31, 2009

Equity mutual funds:
Large-cap	$23,000,036	$—	$23,000,036
Mid-cap	3,032,494	—	3,032,494
Small-cap	2,275,466	—	2,275,466
Fixed income mutual funds:
Stable value	—	3,541,305	3,541,305
Intermediate-term	6,470,687	—	6,470,687
Company Stock	6,394,595	—	6,394,595

Total investments at fair value	$41,173,278	$3,541,305	$44,714,583

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	Investments in Excess of 5% of Net Assets Available for Benefits

The fair value of investments that comprised 5% or more of the net assets available for benefits at December 31, 2010 and 2009, were as follows:

	2010	2009
Collective trust fund:
Diversified Investment Advisors SPF	$4,141,476	$—

Mutual funds:
Baron Asset Mutual Fund	—	3,032,494
BlackRock Equity Dividend A Mutual Fund	4,738,207	—
BlackRock U.S. Opportunities Instl Mutual Fund	3,681,520	—
Dodge & Cox Balanced Mutual Fund	—	11,870,733
Fidelity Spartan 500 Index Advantage Mutual Fund	4,702,336	—
Oakmark Equity & Income I Mutual Fund	15,849,768	—
PIMCO Total Return Admin Mutual Fund	7,736,138	—
PIMCO Total Return Institutional Shares Mutual Fund	—	6,470,687
Schwab Retirement Money Mutual Fund	—	3,541,305
Schwab S&P 500 Mutual Fund	—	3,697,022
T. Rowe Price Equity Income Mutual Fund	—	4,092,724
Company Stock	6,604,401	6,394,595

Company Stock represented approximately 11% and 13% of total net assets available for benefits at December 31, 2010 and 2009, respectively.

During 2010 and 2009, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held at the end of the period) increased in fair value as follows:

	2010	2009
Equity mutual funds	$3,538,081	$5,804,281
Fixed income mutual funds	96,153	373,199
Collective trust fund	20,117	—
Company Stock	452,730	1,244,895

Net appreciation in fair value of investments	$4,107,081	$7,422,375

4.	Plan Termination

The Plan has been established with the intention that it will continue and be a permanent plan. However, the Plan may be terminated by resolution of the Company’s Board of Directors at any time, subject to the provisions of ERISA. In the event the Plan terminates, the participants will become 100% vested in their accounts.

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.	Party-in-Interest Transactions

The Plan offers participants the option to invest in shares of Company Stock. This investment is considered a party-in-interest transaction. The Plan recorded purchases of $1,781,443 and sales of $1,989,644 of Company Stock during the year ended December 31, 2010. The Plan recorded purchases of $2,126,868 and sales of $1,696,525 of Company Stock during the year ended December 31, 2009. Prior to the change in recordkeeper during 2010, certain Plan investments were shares of mutual funds managed by Schwab. Subsequent to the change in recordkeeper during 2010, certain Plan investments are units of a collective trust managed by DIA. Therefore, these certain investments are party-in-interest transactions. In addition, the Plan issues loans to participants that are secured by the balances in the participants’ accounts. These transactions are also party-in-interest transactions. All party-in-interest transactions in the Plan are exempt from the prohibited transaction rules.

6.	Federal Income Tax Status

The Plan obtained a favorable determination letter dated April 18, 2011 from the Internal Revenue Service indicating that the Plan design was in compliance with the applicable requirements of the Code. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examination for years prior to 2007.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amount reported on the Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$58,291,796	$47,833,854
Withdrawals in process	—	(8,071)
Participant loans deemed distributed	(10,080)	—
Adjustment from contract value to fair value for fully benefit-responsive investments	88,992	—

Net assets available for benefits per the Form 5500	$58,370,708	$47,825,783

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of the net increase in assets per financial statements to the amounts reflected in the Form 5500:

2010
Total net increase per financial statements	$10,457,942
Participant loans deemed distributed	(10,080)
Adjustment from contract value to fair value for fully benefit-responsive investments	88,992
Withdrawals in process at beginning of year	8,071

Net increase in assets per Form 5500	$10,544,925

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been requested and approved prior to December 31, but not yet paid as of that date. However, for financial statement purposes such amounts are not recorded as a withdrawal until paid. Certain loans deemed distributed are not included in net assets available for benefits on Form 5500. The following is a reconciliation of participant withdrawals per the financial statements to the Form 5500:

	2010	2009
Participant withdrawals per the financial statements	$5,264,517	$6,671,756
Add: Participant loans deemed distributed	10,080	—
Add: Amounts allocated to withdrawing participants at end of year	—	8,071
Less: Amounts allocated to withdrawing participants at beginning of year	(8,071)	(43,493)

Participant withdrawals and deemed distributions per the Form 5500	$5,266,526	$6,636,334

CASH AMERICA INTERNATIONAL, INC.

401(k) SAVINGS PLAN

EIN No.: 75-2018239, Plan No. 001

SCHEDULE H, Line 4i — Schedule of Assets (Held at End of Year)

As of December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(e) Current Value
*	State Street Bank & Trust Co.	Cash Reserve Account	$43,664

*	Diversified Investment Advisors	Stable Pooled Fund	4,141,476

	BlackRock	BlackRock Equity Dividend A	4,738,207
	BlackRock	BlackRock U.S. Opportunities Instl	3,681,520
	Fidelity	Fidelity Spartan 500 Index Advantage	4,702,336
	Harbor	Harbor Capital Appreciation Adm	1,662,611
	Oakmark	Oakmark Equity & Income I	15,849,768
	PIMCO	PIMCO Total Return Admin	7,736,138
	T. Rowe Price	T. Rowe Price Small Cap Value	2,876,733
	Thornburg	Thornburg International Value R5	2,749,827

		Mutual Funds Total	43,997,140

*	Cash America International, Inc.	Company Stock	6,604,401

*	Participant loans	Notes receivable with interest rates of 4.25% to 9.25%	3,584,027

		Total Plan Assets	$58,370,708

*	Indicates Party-In-Interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Cash America International, Inc. 401(k) Savings Plan Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN

Date: June 23, 2011	By:	/s/ Randall D. Blubaugh
Randall D. Blubaugh
Cash America International, Inc.
Member, 401(k) Savings Plan Administrative Committee

EXHIBIT INDEX

Exhibit	Description of Exhibit

23.1	Consent of Whitley Penn LLP